UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                           (Amendment No.   3    )*
                                         -------



                              Gateway 2000, Inc.
                 --------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                 --------------------------------------------
                        (Title of Class of Securities)


                                 367833 10 0
                              ------------------
                                (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP NO. 367833 10 0
          -----------

 (1)  Name of reporting person(s)   Norman W. Waitt, Jr., as sole trustee of
                                 --------------------------------------------
      the Norman W. Waitt, Jr. Revocable Trust (f/k/a the Norman W. Waitt, Jr.
      ------------------------------------------------------------------------
      S Corp Trust) u/t/d February 21, 1991; Norman W. Waitt, Jr. as
      --------------------------------------------------------------
      beneficiary
      -----------

      S.S. or I.R.S. identification nos. of above persons  NOT REQUIRED
                                                         ---------------------

(2)   Check the appropriate box if a member of a          (a) / /
      group (SEE INSTRUCTIONS)                            (b) / /

(3)   SEC USE ONLY


(4)   Citizenship or place of organization   United States
                                            ----------------------------------

Number of shares beneficially owned by each reporting person with:

 (5)  Sole voting power   12,791,200
                       -------------------------------------------------------

 (6)  Shared voting power   N/A
                          ----------------------------------------------------

 (7)  Sole dispositive power   12,791,200
                             -------------------------------------------------

 (8)  Shared dispositive power    N/A
                               -----------------------------------------------

 (9)  Aggregate amount beneficially owned by each reporting person 12,791,200
                                                                   -----------

(10)  Check if the aggregate amount in row (9) excludes certain shares   / /
      (SEE INSTRUCTIONS)

(11)  Percent of class represented by amount in row (9)    8%
                                                        ----------------------

(12)   Type of reporting person (SEE INSTRUCTIONS)   OO-Trustee
                                                  ----------------------------

ITEM 1(a). NAME OF ISSUER:  Gateway 2000, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

610 Gateway Drive
North Sioux City, South Dakota 57049

ITEM 2 (a). NAME OF PERSON FILING:

Norman W. Waitt, Jr., as sole trustee of the Norman W. Waitt, Jr. Revocable Trust (f/k/a the Norman W. Waitt, Jr. S Corp Trust) u/t/d February 21, 1991.

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Box 980, Dakota Dunes, SD 57049

ITEM 2 (c). CITIZENSHIP: United States

ITEM 2 (d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.01 per share

ITEM 2. (e). CUSIP No.: 367833 10 0

ITEM 3. STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

Not applicable

ITEM 4. OWNERSHIP:

(a)    Amount Beneficially Owned: 12,791,200

(b)    Percent of Class: 8%

(c)    Number of shares as to which such person has:

      (i)   sole power to vote or to direct the vote  12,791,200
                                                     -----------

      (ii)  shared power to vote or to direct the vote  0
                                                      -------

      (iii) sole power to dispose or to direct the disposition of 12,791,200
                                                                  ----------

      (iv)  shared power to dispose or to direct the disposition of  0
                                                                   --------

     INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

Not Applicable

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 1998                Norman W. Waitt, Jr.
     ----------------------------     ----------------------------------------
                                      (Signature)

                                      Norman W. Waitt, Jr., as sole trustee of
                                      the Norman W. Waitt, Jr. Revocable Trust
                                      (f/k/a the Norman w. Waitt, Jr. S Corp
                                      Trust) u/t/d February 21, 1991
                                      ----------------------------------------
                                      (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.